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KEVIN J. BUCKLEY DIRECT DIAL: 804-788-8616 EMAIL: kbuckley@hunton.com FILE NO: 67380.000009
January 24, 2008

Mr. Max A. Webb
Assistant Director
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Re:	SunTrust Mortgage Securitization, LLC
Pre-Effective Amendment No. 1 to Registration Statement on Form S-3
(No. 333-148262)

Dear Mr. Webb:

On behalf of SunTrust Mortgage Securitization, LLC (the “Registrant”), we file herewith Pre-Effective Amendment No. 1 to the Registrant’s Registration Statement on Form S-3 (No. 333-148262).  On behalf of the Registrant, we also submit this response to the comments of the SEC Staff in your letter dated January 15, 2008.  For your convenience, the full text of the Staff’s comments (including the headings and numbering from your letter) is provided below, followed, in each instance, by our response on behalf of the Registrant presented in italics.  In addition, for your convenience, we enclose a full set of changed pages to the Registration Statement.  The changed pages have been marked to show proposed changes responsive to the Staff’s comments, each of which has been keyed to the comment numbering in your letter.

Registration Statement on Form S-3

General

1.
Please confirm that the depositor or any issuing entity previously established, directly or indirectly, by the depositor or any affiliate of the depositor has been current and timely with Exchange Act reporting during the last twelve months with respect to asset-backed securities involving the same asset class. Please refer to General Instructions I.A.4. of Form S-3. Also, please provide us with the CIK codes for any affiliate of the depositor that has offered a class of asset-backed securities involving the same asset class as this offering.

Division of Corporate Finance
U.S. Securities and Exchange Commission
January 24, 2008

Neither the Registrant nor any of  its affiliates has established, directly or indirectly, any issuing entities with respect to asset-backed securities involving the same asset class as this offering.

We note, however, for your information, that during the past few years, certain affiliates of the Registrant have engaged in "rent-a-shelf" asset-backed securities transacctions with various unaffiliated broker-dealers involving the same asset class as is covered by the Registration Statement.  In certain of those transactions, an affiliate of the depositor was named as the "sponsor" of the transaction.  None of the depositors for those rent-a-shelf transactions was affiliated with the depositor, and no affiliate of the depsoitor had any Exchange Act reporting obligations in respect of the issuing entities involved in any of the rent-a-shelf offerings.  We have been apprised, however, that each issuing entity for prior rent-a-shelf transactions for which any affiliate of the depositor was a sponsor has filed all Exchange Act reports required of that issuing entity during the past twelve months on a timely basis.

2.
Please confirm that all material terms to be included in the finalized agreements will also be disclosed in the final Rule 424(b) prospectus, or that finalized agreements will be filed simultaneously with or prior to the final prospectus. Refer to Item 1100(f) of Regulation AB.

The Registrant confirms that all material terms to be included in the finalized agreements will be disclosed in the final Rule 424(b) prospectus for each asset-backed securities offering, or that finalized agreements will be filed simultaneously with or prior to the final prospectus.

3.	Please also confirm that you will file unqualified legal and tax opinions at the time of each takedown.

The Registrant confirms that it will file unqualified legal and tax opinions at the settlement of each takedown.

4.
Please note that a takedown off of a shelf that involves assets, structural features, credit enhancement or other features that were not described in the base prospectus will usually require either a new registration statement, if to include additional assets, or a post-effective amendment. Refer to Rule 409 of the Securities Act, which requires that the registration statement be complete at the time of effectiveness, except for information that is not known or reasonably available. Please confirm for us that the base prospectus includes all assets, credit enhancements or other structural features reasonably contemplated to be included in an actual takedown. Accordingly, please also remove the fifth bullet on page 28 of the base prospectus, indicating that the trust assets may include “such other types of mortgage loans as are described in the accompanying prospectus supplement.”

Division of Corporate Finance
U.S. Securities and Exchange Commission
January 24, 2008

The Registrant confirms that the base prospectus includes all assets, credit enhancements or other structural features reasonably contemplated to be included in an actual takedown.  The Registrant has deleted the language on page 28 noted above.

5.
Please explain why the issuing entity should not be considered an investment company subject to registration and regulation under the 1940 Act. If, for example, the issuing entity intends to rely on the exemption in section 3(c)(5)(C) of the 1940 Act, please confirm that the issuing entity’s asset composition will comply with interpretations issued by IM regarding section 3(c)(5)(C).  Please note that, in the staff’s view, an issuer is not exempted under section 3(c)(5)(C) unless at least 55% of its assets directly consist of “mortgages and other liens on and interests in real estate” and the remaining 45% of its assets consist primarily of real estate-type interests.  See, e.g., NAB Asset Corporation (pub. avail. June 20, 1991); Citytrust (pub. avail. Dec. 19, 1980); Salomon Brothers, Inc. (pub. avail. June 17, 1985).  Of the remaining 45% of the issuer’s assets, at least 25% must be in real estate related assets, although this percentage may be reduced to the extent 55% of the issuer’s assets are invested in mortgages and other liens on and interests in real estate.  See Division of Investment Management, SEC, Protecting Investors:  A Half Century of Investment Company Regulation (1992) at p. 72.

An issuing entity may be exempt from registration under the 1940 Act by virtue of the exception provided by Section 3(c)(5)(C) of the 1940 Act or in reliance upon Rule 3a-7 thereunder.  If the Registrant relies on Section 3(c)(5)(C) with respect to any issuing entity, the composition of the pool assets will comply with the interpretations issued by the Division of Investment Management regarding that provision as noted in the Staff’s comment.  If the Registrant relies on Rule 3a-7 under the 1940 Act, the issuing entity will comply with the terms of that rule, including, for example, the definition of “eligible assets” and the requirement that the securities entitle their holders to receive payments that depend primarily on the cash flow from eligible assets.

6.	Please confirm that delinquent assets will be limited to less than 20% of the asset pool. Refer to Instruction I.B.5 to Form S-3.

The Registrant confirms that delinquent assets will be limited to less than 20% of any asset pool.

Division of Corporate Finance
U.S. Securities and Exchange Commission
January 24, 2008

Base Prospectus

Mortgage Loans, page 2

7.
Please confirm, if true, that pledged asset loans in a pool would not affect any REMIC status of the pool. Also, tell us how the marketable securities portion of a pledged asset loan would work. If applicable, please revise Annex II of the prospectus supplement to include a proposed tabular disclosure of the specific attributes of the pledged asset loans in the event that such loans comprise a material portion of an asset pool.

The base prospectus has been revised to remove this inadvertent reference to pledged asset loans.

Yield Considerations, page 24

8.
We note the disclosure that for variable or adjustable security interest rates, that the method of determining the interest rate will be described in the supplement. Please confirm that any interest rate will be based on an index customarily used to measure interest in debt transactions and will not be an index based on securities or commodities prices.

The Registrant confirms that all indices that may be used to determine interest payments will be indices that reflect payments of interest based on debt transactions and not based on any securities or commodities index.

Private Mortgage-Backed Securities, page 29

9.
Please confirm that your purchase of unregistered private mortgage-backed securities will comply with each of the requirements of Rule 190(a). Your response should separately address each individual requirement of Rule 190(a).

The Registrant confirms that, if the asset pool for any offering of asset-backed securities includes unregistered private mortgage-backed securities, the Registrant will comply with each of the requirements of Rule 190(a).  Specifically, the Registrant acknowledges that, in connection with any such asset-backed transaction:  (1) neither the issuer of the private mortgage-backed securities nor any of its affiliates may have a direct or indirect agreement, arrangement, relationship or understanding, written or otherwise, relating to the private mortgage-backed securities and the asset-backed transaction; (2) neither the issuer of the private mortgage-backed securities nor any of its affiliates may be an affiliate of the sponsor, depositor, issuing entity or underwriter of the asset-backed transaction;

Division of Corporate Finance
U.S. Securities and Exchange Commission
January 24, 2008

and (3) the Registrant would be free to publicly resell the private mortgage-backed securities without registration under the Securities Act of 1933, because, for example, if the private mortgage-backed securities constitute restricted securities, as defined in Rule 144(a)(3) under the Securities Act of 1933, the private mortgage-backed securities will meet the conditions set forth in Rule 144(k) for the sale of restricted securities and at least two years will have elapsed since the later of the date the private mortgage-backed securities were acquired from the issuer of the private mortgage-backed securities or from an affiliate of the issuer of the private mortgage-backed securities.

Cash Flow Agreements, page 34

10.
Please confirm that you will not include in the asset pool any derivative agreement that could be used to synthetically create a non-ABS product whose payment would be based primarily by reference to something other than the performance of the receivables or other financial assets of the asset pool.

The Registrant confirms that it will not include in any asset pool any derivative agreement that could be used to synthetically create a non-ABS product whose payment would be based primarily by reference to something other than the performance of the receivables or other financial assets of the asset pool.

Credit Enhancement, page 34

11.	Please revise the first paragraph so that it lists the possible types of credit enhancement you might use.

The Staff’s requested change has been made.

Federal Income Tax Considerations, page 65

12.
If you intend to use a short form tax opinion, please revise to clarify that the discussion is the opinion of Hunton & Williams LLP.  We also believe it is inappropriate to provide a tax opinion and also tell investors that they “should” consult their own tax advisor.

The Registrant intends to use a short form tax opinion.  Therefore, the “Federal Income Tax Considerations” section of the prospectus has been revised to clarify that the discussion constitutes the opinion of Hunton & Williams LLP.   Likewise, the disclosure has been further revised to clarify that suggestions that securityholders consult their own tax advisors relate to individualized tax advice regarding a securityholder's particular

Division of Corporate Finance
U.S. Securities and Exchange Commission
January 24, 2008

federal, state or local income tax determination or the preparation of the securityholder's tax return, rather than to the anticipated tax treatment of the securities offered under the prospectus, which is covered by the opinion of Hunton & Williams LLP.

Additional Information, page 114

13.	Please update to reflect the SEC’s correct address: 100 F Street, NE, Washington, D.C. 20549.

The Staff’s requested change has been made.

Prospectus Supplement - Certificates

General

14.	Please confirm that revisions made in response to the comments in this section are also made in the prospectus supplement for notes, if appropriate.

All responses in this section have been addressed in the forms of prospectus supplement for certificates offerings and for notes offerings.

15.
Consistent with your disclosure on page 34 of the base prospectus, please provide a bracketed placeholder in the prospectus supplement to show that you will provide the disclosure required by Item 1115, if applicable.

The Staff’s requested change has been made.

The Mortgage Loans, page S-3

16.
The disclosure indicates that an issuing entity may substitute mortgage loans in the event of breaches of representations and warranties. To the extent that the issuing entity is relying on Rule 3a-7 under the 1940 Act, please confirm that any such substitution would be consistent with Rule 3a-7(a)(3).

 To the extent an issuing entity relies on Rule 3a-7 under the 1940 Act, the Registrant confirms that any such substitutions will comply with Rule 3a-7(a)(3).

Division of Corporate Finance
U.S. Securities and Exchange Commission
January 24, 2008

Credit Enhancement, page S-6

17.
We note from page 34 of your base prospectus that you may rely on third party credit enhancers. Please provide a bracketed placeholder showing that you will identify any credit enhancement or support providers. Refer to Item 1103(a)(3)(ix) of Regulation AB. Additionally, please provide a bracketed placeholder in the summary section of the prospectus supplement indicating that you will provide all of the information required by Item 1114, if applicable.

The Staff’s requested change has been made.

Pre-Funding and Conveyance of Subsequent Mortgage Loans, page S-23

18.
Please disclose here, or in another appropriate place in the prospectus supplement or base supplement, the underwriting criteria for additional pool assets to be acquired during the pre-funding period, including a description of any differences from the criteria used to select the current asset pool. Refer to Item 1111(g)(7) of Regulation AB.

The Staff’s requested change has been made.

Underwriting Guidelines, page S-25

19.
We note from your disclosure here and on page 41 of the base prospectus that it is possible for other mortgage lenders to originate mortgage loans that are in your pool assets. Please include bracketed disclosure here on [sic] in another section of the prospectus supplement to show that all originators that have originated 10% or more of the pool assets will be identified. Refer to Item 1110(a) of Regulation AB.

The Staff’s requested change has been made.

Use of Proceeds, page S-52

20.	We note your reference to “net proceeds.” Please disclose the amount of expenses payable from offering proceeds. Refer to Item 1107(j) of Regulation AB.

The Staff’s requested change has been made.

Division of Corporate Finance
U.S. Securities and Exchange Commission
January 24, 2008

Annexes

21.	We suggest explicitly incorporating the annexes into the text to remove any misunderstanding that they are not part of the prospectus supplement.

The Staff’s requested change has been made.

Should you have additional comments or questions or require clarification of any of our responses on behalf of the Registrant, feel free to call the undersigned at (804) 788-8616 or Andrew Blanchard at (804) 788-8385.

Sincerely yours,

Kevin J. Buckley

Enclosures
cc:	John Stickel, Esq.
Mr. Robert G. Partlow
Woodruff A. Polk, Esq.
Andrew J. Blanchard, Esq.